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Posted by Jamie Saphow • 6/12/2023

Os Salutem, LLC
171 followers
22h •

Camille Zenobia, PhD • 1st
Expert Oral Inflammation, Health & Beauty
6mo •

Excited to share this opportunity with you ♥ It's been a work of passion with an incredible team.

Citrus Blossom

Invest in Os Salutem (OSSA): First Oral Health system to address inflammation effectively and naturally.
wefunder.com • 1 min read

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Jamie Wolfer-Saphow Celebrated 5 Years with Rob Saphow

March 7, 2015

 **Started New Job at Broker on Demand**

January 2007

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Rob Saphow
December 12, 2022 ·

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





WEFUNDER.COM

Invest in Os Salutem (OSSA): First Oral Health system to address inflammation effectively and naturally.

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Rob Saphow